[S&W letterhead]

March 31, 2006

Via EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Room 4561

Washington, D.C. 20549

Attn.:	Jim B. Rosenberg, Senior Assistant Chief Accountant, Division of Corporation Finance
Oscar M. Young, Senior Staff Accountant, Division of Corporate Finance
Ibolya Ignat, Staff Accountant, Division of Corporate Finance

Re: Advanced Magnetics, Inc.

Dear Sirs:

Advanced Magnetics, Inc. ("Advanced Magnetics" or the "Company") is providing the following response to your letter dated March 17, 2006 regarding the Securities and Exchange Commission's (“SEC”) review of Advanced Magnetics’ Form 10-K for the fiscal year ended September 30, 2005 filed December 14, 2005 (File No. 000-14732).

We address each comment from the SEC in turn.

SEC Comment:

Item 7. Management’s Discussion and Analysis of Financial Condition and ... Page 19

Critical Accounting Policies, page 34

Revenue recognition associated with license fees, page 34

1.	Consistent with Section V of Financial Reporting Release 72, please provide us the following information, in disclosure-type format, about your estimated total development expenses:

•	how accurate the estimate has been in the past, how it has changed in the past, and whether it is reasonably likely to change in the future;

•	the amount of changes in the estimate and its effect on the revenue recognized in each period or that changes in the estimate have not been material;

•	the amount of the change in the estimate that is reasonably likely in the future and the effect on revenue that the change would have on your financial statements.

Company Response:

In August 2000, we entered into a license and marketing agreement with Cytogen Corporation, or Cytogen, in which, among other things, we granted Cytogen exclusive United States marketing rights to Combidex. Combidex is our investigational functional molecular imaging agent consisting of iron oxide nanoparticles for use in conjunction with magnetic resonance imaging, or MRI, to aid in the differentiation of cancerous from normal lymph nodes.  At the time of signing the agreement, we received shares of common stock of Cytogen with a market value of approximately $13,546,875 as a non-refundable licensing fee. The entire amount of the license fee was booked as deferred revenue upon signing the agreement. We recognized revenue associated with this fee over the development period for Combidex as costs were incurred.

Recognition of the remainder of the deferred revenue associated with this agreement is expected to occur when currently projected expenses are incurred in connection with our efforts to obtain approval of Combidex. Our agreement with Cytogen is the only agreement whereby the recognition of license fee revenue is determined by management’s estimate of future development expenses.

We periodically review and update our projections and assumptions to determine our estimated cost of completion for development of Combidex at a given point in time. We believe our historical estimates of cost to complete have been materially accurate in light of all circumstances, events and trends known at the time. We make revisions to the estimate to complete upon the development or receipt of new material information, such as the March 2005 decision of the FDA’s Oncologic Drugs Advisory Committee to not recommend approval of Combidex. We believe that changes to our estimate have not resulted in a material impact to our financial statements when taken as a whole. Recognition of the remaining amount of deferred license fee revenue may occur in full upon receipt of approval from the FDA, however we cannot predict at this time when, or if, FDA approval of Combidex will be received. Accordingly, we expect future license fee revenue to continue to fluctuate from quarter to quarter due to changes in our activities under our license and marketing agreement with Cytogen.

At present, we do not expect our current estimate of total development expenses for Combidex to materially change in the future, however, an unfavorable outcome from our ongoing litigation with Cytogen could potentially materially increase our current estimate of total development expenses for Combidex. Because the complaint associated with this lawsuit was filed by Cytogen after the date we filed our Annual Report on Form 10-K, we did not address the potential impact of the lawsuit in the Form 10-K. As of December 31, 2005, there was $525,485 of deferred revenue remaining to be recognized under this agreement. Accordingly, we do not currently anticipate that any change to our current estimate of development costs will have a material impact on our future financial statements when taken as a whole.

SEC Comment:

Notes to Financial Statements, page 59

L. Commitments and Contingencies, page 69

2.

Please provide us, in disclosure-type format, disclosures that comply with paragraph 10 of SFAS 5, as you do not appear to give an estimate of the possible loss or range of loss or state that such an estimate cannot be made. If an estimate cannot be made, please provide as much discussion and quantification as possible about the potential from each contingency.

Company Response:

We are currently a party to two legal proceedings.

The first involves two related lawsuits: an action entitled David D. Stark, M.D. v. Advanced Magnetics, Inc., Jerome Goldstein, Ernest V. Groman and Lee Josephson, Civil Action No. 92-12157-WGY, filed in the United States District Court for the District of Massachusetts on September 3, 1992, and an action entitled David D. Stark, M.D. v. Advanced Magnetics, Inc., Jerome Goldstein, Ernest V. Groman and Lee Josephson, Civil Action No. 93-02846-C, in the Superior Court Department of the Massachusetts Trial Court for Middlesex County filed on May 17, 1993. The plaintiff has taken no actions to pursue either of these lawsuits in almost six years. Accordingly, we continue to believe the probability that we would suffer a loss related to these lawsuits that would have a material impact on our financial statements when taken as a whole is remote. We believe these lawsuits may be effectively defunct at this point, but because they technically remain on the respective court dockets, we continue to include them in our disclosure out of an abundance of caution. In any event, we cannot estimate at this point the possible loss or range of loss we could incur with respect to these lawsuits.

In addition, on January 25, 2006, after the date we filed our Annual Report on Form 10-K, Cytogen Corporation filed a lawsuit against us in Massachusetts Superior Court. The complaint includes claims of breach of contract, breach of implied covenant of good faith and fair dealing, fraudulent misrepresentation and unjust enrichment and relate to a license and marketing agreement entered into in August 2000 between us and Cytogen. In its complaint, Cytogen is seeking unspecified monetary damages, costs and attorneys fees and specific performance by us. However, because the case is in its earliest stages, we cannot at this time predict the outcome of the case nor estimate the possible loss or range of loss we could incur if there were an unfavorable outcome with respect to this litigation.

* * *

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact me at (617) 338-2448.

Sincerely,

/s/ Miguel J. Vega
Miguel J. Vega